140 Scott Drive Menlo Park, California 94025-1008 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
June 11, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

CONFIDENTIAL SUBMISSION

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form S-1 for Brilliant Earth Group, Inc.

Ladies and Gentlemen:

On behalf of Brilliant Earth Group, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited interim financial information as of and for the period ended March 31, 2021, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

June 11, 2021

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (650) 463-3060.

Best regards,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

Enclosure

cc:	Beth Gerstein, Chief Executive Officer, Brilliant Earth Group, Inc.

Jeffrey Kuo, Chief Financial Officer, Brilliant Earth Group, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Haim Zaltzman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP